-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NETVISION TO COMMENCE MERGER DISCUSSIONS
WITH BARAK.

Tel Aviv, May 1, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that NetVision (TASE:NTSN), 39% held by Elron, has today announced that it will be entering into merger discussions with Barak  I.T.C. (1995) International Telecommunications Services Corp. Ltd, a subsidiary of Clal Industries and Investments Ltd.(“Clal”). Elron, Clal and Discount Investment Corporation, the other major shareholder of NetVision and a 47.6% shareholder of Elron, are all part of the IDB group.

NetVision is one of Israel’s largest Internet Service Providers (ISP). NetVision also provides international telecommunication services. Barak engages mainly in the provision of international telecommunication services.

The transaction, if it takes place, will be subject to the signing of a definitive agreement as well as corporate and regulatory approvals. There is no assurance that the transaction will take place.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communication technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)